EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended		Fiscal Years Ended
	October 29,	October 30,	January 29,	January 31,	February 1,	February 2,	February 3,
	2005	2004	2005	2004	2003	2002	2001*

Consolidated pretax income	$ 35,845	$ 14,135	$ 184,551	$ 15,994	$ 204,261	$ 120,963	$ 183,531
Fixed charges (less capitalized
interest)	89,316	123,830	157,314	202,432	212,479	216,605	221,957

EARNINGS	$ 125,161	$ 137,965	$ 341,865	$ 218,426	$ 416,740	$ 337,568	$ 405,488

Interest	$ 79,188	$ 10,706	$ 139,056	$ 181,065	$ 189,779	$ 192,344	$ 196,609
Capitalized interest	5,063	2,958	4,485	2,622	2,469	5,415	4,720
Interest factor in rent expense	10,128	13,124	18,258	21,367	22,700	24,261	25,348

FIXED CHARGES	$ 94,379	$ 126,788	$ 161,799	$ 205,054	$ 214,948	$ 222,020	$ 226,677

Ratio of earnings to fixed charges	1.33	1.09	2.11	1.07	1.94	1.52	1.79

* 53 Weeks